

October 18, 2011

Via E-mail
Mr. Christopher Lombardi
Chief Executive Officer & Principal Financial Officer
AAA Public Adjusting Group, Inc.
1926 Hollywood Blvd. Suite 100
Hollywood, Florida 33020

      Re: **AAA Public Adjusting Group, Inc**.
             Form 10-K for Fiscal Year Ended December 31, 2010
             Filed April 14, 2011
             File No. 001-35130

Dear Mr. Lombardi:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document.

Please respond to this letter within ten business days by amending your filing, by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing any amendment to your filing and the information you provide in your response, we may have additional comments.

Item 8. Financial Statements, page 15

1. Please amend your filing to include a signed report from Baum & Company P.A. Refer to Item 302 of Regulation S-T.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Joel Parker, Accounting Branch Chief, at (202) 551-3651, if you have any questions regarding this comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief
Accountant